July 15, 2016

VIA EDGAR

Gus Rodriguez

Accounting Branch Chief

Office of Financial Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:      Bank Bradesco

 Form 20-F for the Fiscal Year Ended December 31, 2015

 Filed on April 18, 2016

 File No. 001-15250

Dear Mr. Rodriguez:

On April 18, 2016, Bank Bradesco, referred to herein as the “Company”, filed with the United States Securities and Exchange Commission its annual report on Form 20-F, for the fiscal year ended December 31, 2015, referred to herein as the “Annual Report.” The Company received a letter, dated June 30, 2016, with two comments from the staff of the United States Securities and Exchange Commission on the Annual Report.

The following is the Company’s response to the staff’s comments contained in its letter dated June 30, 2016. Capitalized terms used but not defined herein are used as defined in the Annual Report.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 3.D. Risk Factors, page 8

1.      On page 64, you indicate that securities sold subject to repurchase agreements accounted for 49.1% in 2015, 54.9% in 2014 and 55.3% in 2013 of your other funding sources. The securities sold subject to repurchase agreements of R$222,291 million represent almost 2.5 times your total capital at December 31, 2015. You go on to disclose that these repo purchases are usually short-term and the availability of funding can be volatile in terms of volume since they are directly impacted by market liquidity. In your next relevant filing, provide disclosure discussing the risk to Bank Bradesco from funding its operations relying on this funding source. Please also discuss the extent to which the value and perception of Brazilian government securities can impact the availability of repurchase funding.

In response to the staff´s comment, in future filings, the Company will present: (i) a more detailed description of funding in the open market, as well as (ii) an expansion to the Risk Factor: “Adverse conditions in the credit and capital markets may adversely affect our ability to access funding in a cost effective and/or timely manner,” which can be  found on page 12 of the Annual Report.

Mr. Gus Rodriguez

United States Securities and Exchange Commission

July 15, 2016

The Company sets out below a draft of the proposed disclosure to address the Staff´s comment, with the proposed changes indicated in bold and underlined typeface:

(i)                A more detailed description of funding in the open market:

As of December 31, 2015, 2014 and 2013, funding in the open market, which consists of financial assets sold subject to repurchase agreements, accounted for 49.1%, 54.9% and 55.3%, respectively of our other funding sources. These financial assets  subject to repurchase agreements are mainly secured by Brazilian government securities. This type of operation is usually short-term (typically intraday or overnight). They are volatile in terms of volume since they are directly impacted by market liquidity.   We believe that the risks associated with these operations are low, given the quality of the secured assets. Moreover, repurchase transactions are subject to operational capital limits based on the financial institution's equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its Regulatory Capital (“RC”), a limit with which we have always complied. Limits on repurchase operations involving securities issued by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

(ii)             An expansion to the Risk Factor:

Adverse conditions in the credit and capital markets, as well as the value and/or perception of the value of Brazilian Government securities, may adversely affect our ability to access funding in a cost effective and/or timely manner.

Volatility and uncertainties in the credit and capital markets have generally decreased liquidity, with increased costs of funding for financial institutions and corporations. These conditions may impact our ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute our growth strategy.

Part of our funding is sourced from repurchase agreements, which are mostly secured by Brazilian Government securities.  This type of operation is usually short-term and volatile in terms of volume since it is  directly impacted by market liquidity.  Given that these operations are typically secured by Brazilian Government securities, the value and/or perception of value of Brazilian Government securities can be material to the availability of funding.  For example, if the quality of Brazilian Government securities used as guarantees is adversely affected, due to credit risk worsening, for example, the cost of these operations could increase, making this source of funding inefficient for us.  For more information on funding in the open market, see “Item 4.B. Business Overview – Other funding sources”.

Mr. Gus Rodriguez

United States Securities and Exchange Commission

July 15, 2016

If the market shrinks, which could cause a reduction in volume, or there is a rise in credit risk of guarantees and we are forced to take and/or pay unattractive interest rates, our financial condition and results of operations may be adversely affected.

Item 5.A.  Operating Results

Income Tax and Social Contribution, page 120

2. Please tell us, and revise future filings, to more clearly disclose and explain the material factors that contribute to the income tax and social contribution for the period.  Please explain and quantify in more detail the following:

•                               The net tax credit of deferred liabilities of R$2,341 million in 2015; and

•                               The other tax credit of R$7,621 million in 2015.

Please be clear and specific in your response and include sufficient detail so that users of your financial statements will be able to understand these material adjustments to the effective tax rate in 2015.  Refer to the disclosure requirements in IAS 12 starting at paragraph 79.

In response to the staff´s comment, the Company sets out below a more detailed disclosure to explain the material adjustments that contributed to the income tax and social contribution for the period, with the proposed changes indicated in bold and underlined typeface:

Income tax and social contribution expenses decreased by R$12,549 million in 2015 as compared to 2014. This decrease was primarily due to: (i) a decrease in income before income tax and social contribution; and (ii) the effects of additions and deductions on the calculation of taxes, as follows: (a) the change in others, from R$1,824 million in 2014 to R$7,621 million in 2015, mainly related to the foreign exchange variation of assets and liabilities, deriving from investments abroad, which is nontaxable. This was primarily a reflection on the depreciation of the real by 47.0% against the U.S. dollar in 2015, and 13.4% in 2014; (b) a deferred tax asset in the amount of R$ 2,341 million, as a result of monetary restatement of deferred tax assets and liabilities due to the results from a higher tax rate for social contribution, pursuant to Law No. 13,169/15, which until August 2015 was 15.0% and, for the period between September 2015 and December 2018, changed to 20.0%; and (c) to the higher effect of interest on own capital, in the amount of R$868 million. For more information on income tax and social contribution, see Note 17 to our consolidated financial statements in “Item 18. Financial Statements.”

The Company will revise future filings to more clearly disclose the income tax and social contribution, in order to address the staff´s comment.

Mr. Gus Rodriguez

United States Securities and Exchange Commission

July 15, 2016

Furthermore, the Company believes that its financial statements are in compliance with the disclosure requirements in IAS 12.

* * * *

In accordance with your request, we acknowledge that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is grateful for your assistance in this matter and we hope that the response adequately addresses the staff’s comment. Please contact us, if you have any comments or questions regarding the Company’s responses to the staff’s comments and the Annual Report.

Sincerely,

/s/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi
Chief Executive Officer

Enclosures

cc:        Mr. Cláudio Sertório

            KPMG Auditores Independentes

            Mr. Anand Saha

            Clifford Chance US LLP